UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras submits a declaration of interest for exploratory blocks in the Ivory Coast

—

Rio de Janeiro, June 4, 2025 – Petróleo Brasileiro S.A. – Petrobras informs it has submitted a declaration of interest for exploratory blocks on the offshore areas of the Ivory Coast, a country located on the west coast of Africa.

The Ivory Coast government, through its Council of Ministers, approved Petrobras' declaration of interest for nine blocks. This is the first phase in the acquisition process for exploratory areas in the Ivory Coast, which is then followed by contractual negotiations of the exploratory blocks. The purpose of the declaration is to ensure exclusivity in the contractual negotiation phase.

Petrobras highlights that the decision to submit the declaration of interest to the Ivory Coast government complied with all of the company's internal governance procedures, in line with its long-term strategy, which is aimed at replenishing oil and gas reserves by exploring new frontiers, both in Brazil and internationally. The evaluation of new areas is targeted at diversifying the Company’s exploratory portfolio and generating value.

Any material developments will be promptly disclosed to the market.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that reflect the expectations of the Company's officers. The terms “anticipates,” “believes,” “expects,” “predicts,” “intends,” “plans,” “projects,” “aims,” “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer